UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of September 30, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

RiT TECHNOLOGIES REPORTS THIRD QUARTER AND NINE MONTH 2003 RESULTS

Tel Aviv, Israel – October 21, 2003 – RiT Technologies (NASDAQ: RITT), the pioneer of intelligent physical layer network management, today announced financial results for the third quarter and nine months ended September 30, 2003.

Revenues for the third quarter of 2003 increased by 3% to $3,547,000 compared to $3,456,000 in the third quarter of 2002. The results for the quarter include a write-off of $1.9 million for slow moving inventory reflected in Cost of Sales. Including this write-off, net loss for the quarter was ($3,707,000), or ($0.42) per share, compared to ($3,776,000), or ($0.42) per share in the third quarter of 2002.

Revenues for the nine months ended September 30, 2003 were $11,003,000 compared to $14,047,000 for the first nine months of 2002. Net loss for the period, including the above-mentioned inventory write-off, was ($5,470,000), or ($0.61) per share, compared to ($5,082,000), or ($0.57) per share for the first nine months of 2002, which included a $1.5 million inventory write-off.

Commenting on the results, Liam Galin, President and CEO, said, “We are encouraged by developments in the Enterprise side of the business, especially by growing interest and sales of our PatchView™ Physical Layer Management solution. During the quarter, both our OEM partners began reporting strategic sales with new customers, while other distributors reported increased Enterprise demand. Although sales cycles remain long in both our markets, our pipeline of potential Enterprise sales includes encouraging opportunities. These long sales cycles – especially on the Carrier side – mean that existing inventories of certain products will become outdated before they are sold. As such, we have written down the value of these inventories, recording a one-time charge of $1.9 million.

“In parallel we continue with accelerated R&D efforts to enhance both Enterprise and Carrier product lines with the aim of improving their price performance and answering changing market needs. We believe the steps we have taken will enhance our leadership position in our markets”

The Company will host a conference call to discuss these results on Tuesday, October 21st, at 11:00 A.M. Eastern Time/ 17:00 Israel time.  To participate, please call 1-800-867-2186 from the US (toll free), or +1-785-832-1523 from the rest of the world, and mention the code RiT.

A replay of the call will be available for 14 days beginning at 12 noon Eastern Time on the day of the call. To access the replay, please call 1-800-839-3612 from the US (toll free), or +1-402-220-2972 from the rest of the world.

About RiT Technologies

RiT Technologies pioneered the development of intelligent physical layer management solutions, designed to provide superior control, utilization and maintenance of networks. RiT's innovative solutions help customers capitalize on network investments and reduce cost of ownership.

RiT's Enterprise Solutions include PatchView™ for full web-based management, planning and troubleshooting of network physical layer connectivity, and SMART Cabling™ System components for single-source, end-to-end structured cabling solutions.

PairView™ and PairQ™ Carrier Solutions help telcos capitalize on outside plant investments by giving them reliable, mass-verified and qualified infrastructure and connectivity databases.

With a global sales network spanning 60 countries, RiT's key customers include major financial institutions, corporations and global telecommunications companies such as: Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, a world leader in communications solutions.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

 This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

(Tables Follow)

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended September 30, (Unaudited)		For the nine months ended September 30, (Unaudited)

	2003	2002	2003	2002
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	3,547	3,456	11,003	14,047
Cost of sales	4,143	3,478	8,155	8,514
Gross profit (loss)	(596)	(22)	2,848	5,533
Operating expenses:
Research and development:
Research and development, gross	1,051	1,079	2,918	3,076
Less - royalty-bearing participation	-	97	116	220
Research and development, net	1,051	982	2,802	2,856

Sales and marketing	1,570	2,037	4,405	5,898
General and administrative	499	750	1,157	1,963
Total operating expenses	3,120	3,769	8,364	10,717
Operating loss	(3,716)	(3,791)	(5,516)	(5,184)
Financial income, net	9	15	46	102

Loss for the period	(3,707)	(3,776)	(5,470)	(5,082)

Fully diluted loss per share	(0.42)	(0.42)	(0.61)	(0.57)

Weighted Average Number of Shares – Diluted	8,910,352	8,910,352	8,910,352	8,910,352

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEET (U.S GAAP)
(U.S dollars in thousands)

	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	4,140	6,163
Marketable securities	570	570
Accounts receivable:
Trade, net	2,446	3,632
Other	897	684
Inventories	4,989	6,920
Total current assets	13,042	17,969

Property and Equipment
Cost	3,222	3,181
Less - accumulated depreciation	2,817	2,610
	405	571
Long-term Investment	1,389	1,182
Total assets	14,836	19,722

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accruals:
Trade	2,593	2,143
Other	2,346	2,445
Total current liabilities	4,939	4,588

Long-term Liabilities
Liability for severance pay	1,933	1,700
Total long-term liabilities	1,933	1,700
Total liabilities	6,872	6,288

Shareholders' Equity
Share capital	260	260
Additional paid-in capital	23,698	23,698
Capital reserves	230	230
Accumulated other comprehensive income	24	24
Notes receivable from employees	(27)	(27)
Accumulated deficit	(16,221)	(10,751)
Total shareholders' equity	9,902	13,434
Total liabilities and shareholders' equity	14,836	19,722

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: October 22, 2003

By:

s/Liam Galin__________

Liam Galin

President, Chief Executive Officer

and Director